NATIONAL CITY BANCORPORATION AND SUBSIDIARIES                         EXHIBIT 11

COMPUTATION OF BASIC EARNINGS PER SHARE (IN THOUSANDS EXCEPT PER SHARE DATA) YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                  1998         1997         1996

Net earnings applicable to common stock        $15,664      $14,964      $12,686

Weighted average common shares
 outstanding*                                8,855,348    8,901,415    8,915,473

Basic earnings per share                         $1.77        $1.68        $1.42


*Adjusted for stock dividends


                                       12